Trinity Mirror plc

30 June 2008

08003704

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

SUPPL

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges
Company Secretarial Assistant

Encs.

PROCESSED
JUL 11 2008
THOMSON REUTERS

SEC Mail Processing Section
JUL - 7 2008
Washington, DC
108

dlw 7/10

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

12g3-2(b)

Regulatory Announcement

Go to market news section Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Trading Statement
Released	07:00 30-Jun-08
Number	8165X07

RNS Number : 8165X
Trinity Mirror PLC
30 June 2008

TRINITY MIRROR PLC
TRADING UPDATE
26 weeks ended 29 June 2008

Trinity Mirror plc is today issuing a trading update. The company will announce its interim results for the 26 weeks ended 29 June 2008 ('the period') on 31 July 2008.

Since our Interim Management Statement covering the 17 weeks to 27 April 2008, advertising market conditions have deteriorated reflecting the uncertain outlook for the UK economy with the ongoing adverse implications of inflationary cost pressures and the wider implications of the credit crunch. We have seen a marked year on year decline in advertising revenues across our businesses during May and June and this is expected to continue for the remainder of the year.

Despite this volatile trading environment, the Group continues to see the benefits of its digital investments, with online revenues growing by 24.4% on an underlying basis for the period. We will continue to invest in digital and the ongoing capital investment to implement our new operating model across the Group. We also remain on track to deliver at least our targeted £20 million (incremental £7 million in 2008) cost savings by the end of 2008.

The Group's strong balance sheet and robust cash flows enabled the recent refinancing of the Group's bank facility during the period with a new five year £210 million facility. Net debt is expected to be around £425 million at the end of June 2008 although the final net debt will be dependent on the actual valuation of the foreign currency borrowings and related derivative financial instruments.

However, to manage our capital structure prudently the Board is cancelling £67 million of the £175 million share buy back programme. To date 35.5 million shares have been acquired at a total cost of £108 million. The Board will consider the appropriate level for the full year dividend later in the year, when it has better visibility of trading conditions.

In accordance with IAS 36 "Impairment of Assets" we will review the carrying value of our intangible assets as part of our normal interim results procedures. In view of the deteriorating advertising environment this may result in a non cash impact on the carrying value of our intangible assets.

In view of these difficult trading conditions and the uncertain outlook the Group currently anticipates the full year operating profit to be some 10% lower than expectations. Month on month volatility remains and this could worsen as we trade through a very uncertain economic outlook. In the challenging advertising environment management continues to manage the cost base tightly and will continue to seek opportunities for further efficiencies in operations.

Divisional performance

The expected revenue performance for the period on an actual and underlying basis, together with the expected performance for 9 weeks to 29 June 2008 are as follows:

Year on Year Change	**9 weeks to 29 June 2008**		**26 weeks to 29 June**	
	Actual* %	**Underlying* %**	**Actual* %**	**Underl**
Group revenue	(5.0)	(7.8)	(1.5)	
Advertising	(12.0)	(12.6)	(6.2)	
Circulation	(2.4)	(2.4)	(1.6)	
Other	27.5	(1.7)	29.2	
Group digital				

revenues included above	33.3	20.4	40.1

*Actual includes acquisitions completed in 2007 and 2008 and service contracts in respect of the disposed businesses but excludes the disposals completed in 2007. Underlying includes the impact of acquisitions completed in 2007 and 2008 as if they had been owned by the Group in the current and corresponding period and excludes revenue from the service contracts in respect of the disposed businesses.

Actual Group revenues for the period are expected to fall by 1.5% while underlying revenues are expected to fall by 4.5%.

Actual advertising revenues for the period for the Regionals and Nationals Divisions are expected to fall by 6.0% and 6.5% respectively.

On an underlying basis advertising revenues for the period for the Regionals Division are expected to fall by 7.5%. By category the expected underlying decline in advertising revenues for the Regionals Division is display down 1.4%, recruitment down 8.4%, property down 17.1%, motors down 17.5% and other classified categories down 2.2%. Within the Regionals Division, digital advertising revenues are expected to increase on an underlying basis by 18.2%.

Advertising revenues for the period for the UK Nationals are expected to fall by 6.1% and for the Scottish Nationals they are expected to fall by 7.5%. Within advertising revenues, actual digital revenues are expected to grow by 14.3%.

Actual Group circulation revenues for the period are expected to fall by 1.6% with a decline of 2.4% for the Regionals Division and 1.4% for the Nationals Division. We continue with our policy of little and often increases in cover prices.

Actual Group other revenues for the period are expected to grow by 29.2%, reflecting the benefit of acquisitions and service contracts, in particular printing, with the disposed businesses. On an underlying basis other revenues are expected to decline by 0.1%.

Actual Group digital revenues for the period are expected to grow by 40.1% with an increase of 34.4% for the Regionals Division and 98.7% for the Nationals Division. On an underlying basis Group digital revenues are expected to grow by 24.4% with Regionals Division growing by 18.3%.

12g3-2(b)

Enquiries

Trinity Mirror plc
Vijay Vaghela, Group Finance Director
020 7293 3000
Nick Fullagar, Director Corporate Communications 020 7293 3622

Maitland
Neil Bennett
020 7379 5151
Emma Burdett

This trading update is prepared for and addressed only to the Company's shareholders as a whole and to no other person. The Company, its directors, employees, agents or advisers do not accept or assume responsibility to any other person to whom this trading update is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. Statements contained in this trading update are based on the knowledge and information available to the Company's Directors at the date it was prepared and therefore the facts stated and views expressed may change after that date. By their nature, the statements concerning the risks and uncertainties facing the Company in this trading update involve uncertainty since future events and circumstances can cause results and developments to differ materially from those anticipated. To the extent that this trading update contains any statement dealing with any time after the date of its preparation such statement is merely predictive and speculative as it relates to events and circumstances which are yet to occur. The Company undertakes no obligation to update these forward-looking statements.

END

12g3-2(b)

content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

END